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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                              April                   2005
                                ---------------------------     --------------
Commission File Number
                                            000-51034
                                -----------------------------------------------

                           ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                    Form 40-F    X
                       ---------                    ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                            No     X
                      ---------                     ---------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                                 DOCUMENT INDEX

Document

1. Material Change Report dated April 15, 2005 related to the concurrent equity and convertible senior notes offerings.
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                                                                    Document 1

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                                 FORM 51-102F3
                             MATERIAL CHANGE REPORT



Item 1       Name and Address of Company

             ACE Aviation Holdings Inc. (the "Company")
             5100 de Maisonneuve Boulevard West
             Montreal, Quebec
             H4A 3T2

Item 2       Date of Material Change

             April 6, 2005

Item 3       News Release

             Press releases were disseminated via Canada Newswire on April 6, 2005 and April 11, 2005 from Montreal, Quebec.

Item 4       Summary of Material Change

             On April 6, 2005, the Company completed a public offering of (i) $300,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due 2035, and (ii) an aggregate of 11,350,000 Class A variable voting shares and/or Class B voting shares at a price of $37.00 per share for gross proceeds of $419,950,000. Further to the exercise by the underwriters of their over-allotment options, the Company completed on April 13, 2005 a public offering of (i) an additional $30,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due 2035, and (ii) an additional 1,135,000 Class A variable voting shares at a price of $37.00 per share for gross proceeds of $41,995,000.

Item 5       Full Description of Material Change

             On March 21, 2005, the Company announced that it had filed preliminary prospectuses in Canada for the concurrent offerings of Class A variable voting shares and Class B voting shares and Convertible Senior Notes.

             On April 6, 2005, the Company announced the closing of the concurrent offerings of (i) $300,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due 2035, and (ii) an aggregate of 11,350,000 Class A variable voting shares and/or Class B voting shares at a price of $37.00 per share for gross proceeds of $419,950,000. Each Convertible Senior Note is convertible at the option of the holder into Class A variable voting shares, if the holder is a Canadian (as defined in the Canada Transportation Act) or into Class B voting shares, if the holder is not a Canadian, at an initial conversion price of $48.00 per share, being a ratio of approximately 20.8333 shares per $1,000 principal amount of notes. The Convertible Senior Notes bear interest at a rate of 4.25% per annum, payable semi-annually in arrears, and mature on June 1, 2035, unless converted, redeemed or purchased earlier.

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             The aggregate gross proceeds for the offerings were approximately
             $720 million with the Company receiving net proceeds of approximately $693 million, after commissions and expenses.

             The Company used approximately $553 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility entered into with General Electric Capital Corporation. The remainder of the net proceeds of the offerings will be used for general corporate purposes. The repayment of the exit credit facility will reduce net annual interest costs by an estimated $27 million and will provide the Company with greater strategic and financial flexibility as a result of the elimination of the covenants contained in such facility.

             On April 11, 2005, the Company announced that the underwriters had notified it of their decision to exercise in full their over-allotment options to purchase an additional (i) 1,135,000 Class A variable voting shares at a price of $37.00 per share for gross proceeds of $41,995,000, and (ii) $30 million aggregate principal amount of 4.25% Convertible Senior Notes due 2035. The closing of the over-allotment options occurred on April 13, 2005. The aggregate gross proceeds of $72 million from the exercise of the over-allotment options will be used for general corporate purposes and bring the aggregate gross proceeds of the Company's financial offerings to approximately $792 million.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

             This report is not being filed on a confidential basis.

Item 7       Omitted Information

             None.

Item 8       Executive Officer

             For further information, please contact Sydney John Isaacs, Senior Vice-President, Corporate Development and Chief Legal Officer at
             (514) 205-7852.

Item 9       Date of Report

             April 15, 2005


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                         -------------------------------------
                                                   (Registrant)

Date:  April 15, 2005                    By:  /s/ SYDNEY J. ISAACS
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                                              Name:  Sydney J. Isaacs
                                              Title: Senior Vice President,
                                                     Corporate Development
                                                     and Chief Legal Officer